Exhibit 7

UNAUDITED COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES(1)

	2014 £m	Restated(2) 2013 £m	Restated(2) 2012 £m	2011 £m	2010 £m
Financing costs per consolidated income statement(3)	1,554	1,596	1,768	359	1,448
Financing costs – discontinued operations	—	56	23	70	64
One third of rental expense	718	601	585	629	553
Interest capitalized	3	8	25	138	—

Fixed charges	2,275	2,261	2,401	1,196	2,065

Profit/(loss) before taxation from continuing operations	(5,270)	(3,483)	4,144	5,057	4,626
Share of profit in associates	(278)	(575)	(1,129)	(548)	(630)
Fixed charges	2,275	2,261	2,401	1,196	2,065
Dividends received from associates	4,897	5,539	4,916	1,424	1,436
Preference dividend requirements of a consolidated subsidiary	—	—	—	(89)	(86)
Interest capitalized	(3)	(8)	(25)	(138)	—

Earnings	1,621	3,734	10,307	6,902	7,411

Ratio of earnings to fixed charges	—	1.7	4.3	5.8	3.6
Deficiency between fixed charges and earnings	654	—	—	—	—

Notes:

1.	All of the financial information presented in this exhibit is unaudited.
2.	The ratios for the years ended 31 March 2013 and 2012 been restated to reflect the Group’s adoption of IFRS 11 “Joint Arrangements” and the revisions to IAS 19 “Employee benefits”, and includes the Group’s joint ventures using the equity accounting basis. The ratios for the years ended 31 March 2011 and 2010 have not been restated as it would involve unreasonable effort and expense. The ratios for the years ended 31 March 2011 and 2010 therefore include the Group’s joint ventures on a proportionate consolidation basis, rather than on an equity accounting basis.
3.	Fixed charges include (1) interest expensed (2) interest capitalized (3) amortised premiums, discounts and capitalised expenses related to indebtedness, (4) an estimate of the interest within rental expense, and (5) preference security dividend requirements of a consolidated subsidiary. These include the financing costs of subsidiaries. Fixed charges include foreign exchange losses arising from net foreign exchange movements on certain intercompany loans of £nil for the year ended 31 March 2014 (2013: £91 million, 2012: £nil, 2011: £nil, 2010: £78 million) and interest credit on settlement of tax issues of £15 million for the year ended 31 March 2014 (2013: £91 million credit, 2012: £23 million expense, 2011: £826 million credit, 2010: £178 million credit).